Exhibit 99.1

ACE Aviation Holdings Inc.

News Release

AIR CANADA CONCLUDES AGREEMENT FOR BOEING 777s AND 787 DREAMLINERS

MONTRÉAL, November 9, 2005 - ACE Aviation Holdings Inc., the parent company of Air Canada, today announced that the carrier has concluded an agreement with The Boeing Company for the acquisition of up to 36 Boeing 777s and up to 60 Boeing 787 Dreamliners. Air Canada recently re-engaged discussions with Boeing after having obtained a satisfactory outcome with the airline’s pilot group on costs and other issues that allowed the carrier to move forward on a sound economic basis with the modernization of its international wide-body fleet.

The agreement includes firm orders for 18 Boeing 777s, plus purchase rights for 18 more, in a yet-to-be-determined mix of the 777 family’s newest models: the 777-300ER, the 777-200LR Worldliner (the longest range airplane in the world), and the newly announced 777 Freighter. Delivery of the first six 777 aircraft is scheduled commencing in March through to July 2007. The agreement also includes firm orders for 14 ultra-efficient new Boeing 787 Dreamliners, plus options and purchase rights for an additional 46 aircraft. Air Canada’s first 787 is scheduled for delivery in 2010.

”The finalization of an agreement on the Boeing 777 and 787 is truly welcome news for our customers, employees and investors,” said Robert Milton, Chairman, President and CEO of ACE Aviation Holdings Inc. “The superior customer comfort and operating economics of these aircrafts will place Air Canada in a leadership position among North American international carriers and allow us to compete alongside the leading European, Middle East and Asia Pacific carriers. “

The operating cost of the 777 and 787 will be significantly less than the airplanes they will replace. Air Canada estimates the fuel burn and maintenance cost savings alone on the 787 to be approximately 30 per cent versus the 767s they will replace.

The Boeing 777 family of airplanes is the world's most advanced, and continues to evolve with the recent addition of the world's longest range airliner, the 777-200LR Worldliner, and the Boeing 777 Freighter.

The Boeing 787 Dreamliner is being designed with airlines, passengers, investors and the environment in mind. The technologically advanced airplane will use 20 per cent less fuel than today’s airplanes of comparable size, provide up to 45 per cent more cargo revenue capacity, and present passengers with innovations including a new interior environment with higher humidity, wider seats and aisles, larger windows, and other conveniences.

The 787 is a family of airplanes in the 200- to 300-seat class that will carry passengers on routes between 3,500 and 8,500 nautical miles (6,500 to 16,000 kilometers). The 787 will fly at Mach 0.85, as fast as today’s fastest commercial airplanes, while using much less fuel. Production of the Dreamliner will begin in 2006. First flight is expected in 2007, with certification, delivery and entry into service in 2008.

Montréal-based Air Canada provides scheduled and charter air transportation for passengers and cargo to more than 150 destinations on five continents. Canada's flag carrier is the 14th largest commercial airline in the world and serves more than 29 million customers annually. Air Canada is a founding member of Star Alliance providing the world's most comprehensive air transportation network.

Note to Photo Editors: High resolution images suitable for publishing may be downloaded from the Air Canada Media Centre at: http://www.aircanada.com/en/about/media/facts/logo.html

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741
	John Reber (U.S./International)	(514) 422-5676

Internet:	aircanada.com